Exhibit 99.1

Independent Scientists Published a Review Article Demonstrating That Can-Fite Drugs Have Therapeutic Effects on Heart Diseases

Ramat-Gan, Israel, May 29, 2024 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address oncological and inflammatory diseases, today reported that the International Journal of Molecular Sciences published a scientific review by independent scientists summarizing >50 publications from scientists all over the world stating that piclidenoson and namodenoson have a positive effect on heart diseases (Link to article).

According to the review, both piclidenoson and namodenoson induced in pre-clinical in vivo studies beneficial outcomes in cardiac ischemia, protection against ischemic/reperfusion injury, reduction in infarct size, improved contractile function against ischemic preconditioning, attenuation of cardiac hypertrophy, fibrosis, and myocardial dysfunction and more.

Can-Fite CSO & Executive Chairperson, Dr. Pnina Fishman commented on these findings, stating, "It is very interesting that our drug candidates have additional well-defined cardio-protective effect and have the potential to positively influence a broad range of heart diseases. In fact, we believe now that this is part of the mechanism contributing to the very good safety profile that has been observed all along the clinical development in more than 1600 patients suffering from psoriasis, liver cancer and MASH”.

Can-Fite continues with its efforts to commence a Phase 3 clinical study in psoriasis, continues to enroll patients in a Phase 3 clinical study in advanced liver cancer as well asa Phase 2b study in MASH while additionally planning to start enrolment for a Phase 2a clinical study in pancreatic cancer in the near term.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis and is expected to commence a pivotal Phase III. Can-Fite’s cancer and liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of Metabolic Dysfunction-associated Steatohepatitis (MASH), a Phase III pivotal trial for hepatocellular carcinoma (HCC), and the Company is planning a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to any resurgence of the COVID-19 pandemic and the war between Israel and Hamas; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 28, 2024 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114